Exhibit 99.128

ENERGY FUELS INC.
(the “Corporation”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Corporation hereby advises of the results of the voting on the matter submitted to the Special Meeting (the “Meeting”) of shareholders of the Corporation (the “Shareholders”) held on Wednesday October 30, 2013. At the Meeting, the Shareholders were asked to consider a certain matter outlined in the Notice of Special Meeting and Management Information Circular dated September 24, 2013 (the “Management Information Circular”).

The matter voted upon at the Meeting and the result of the voting was as follows:

SPECIAL BUSINESS	OUTCOME OF VOTE	VOTES BY BALLOT
		Votes For	Votes Against	Votes Withheld
The approval of the Resolution as defined Information Circular. Share in the Consolidation Management	Carried	336,725,035 (93.41%)	23,738,985 (6.59%)	-

DATED this 30th day of October, 2013.

ENERGY FUELS INC.

Per (Signed) “David C. Frydenlund”
       David C. Frydenlund, Corporate Secretary